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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 17, 2014

Re:	Markit Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially Submitted January 27, 2014
CIK No. 0001598014

CONFIDENTIAL

Mr. Duc Dang

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Dang,

On behalf of our client, Markit Ltd., an exempted company under the laws of Bermuda (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated April 9, 2014 ( the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions, including the filing of several required exhibits. The Company is seeking confidential treatment of certain of these exhibits, and letters to the SEC’s Office of the Secretary requesting confidential treatment have been sent under separate cover. We are also sending to you, under separate cover, a marked copy of the Registration Statement showing the changes to Amendment No. 1 to the Registration Statement confidentially submitted on March 14, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the marked copy of the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	April 17, 2014

General

1.	We will continue to monitor for your response to comments 28 and 29 of our letter dated February 24, 2014.

Response:	In response to the Staff’s comments 28 and 29 contained in its letter dated February 24, 2014, the Company has filed with the Registration Statement all required exhibits that are able to be filed at this time, including the Company’s amended and restated credit agreement. The Company will file all remaining required exhibits as promptly as possible in a future confidential submission or public filing of the Registration Statement.

Risk Factors, page 10

If we are, or were to become, a passive foreign investment company. . ., page 33

2.	In this risk factor, disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

Response:	In response to the Staff’s comment, the Company has revised the referenced risk factor. Please see page 33 of Amendment No. 2 to the Registration Statement.

Liquidity and Capital Resources, page 59

3.	We have considered your response to comment 15 and reviewed your revised disclosures. Please further revise to also disclose the cash and cash equivalents held in the United States and describe any ramifications (i.e. fees or taxes) that would be incurred if you were to attempt to repatriate such funds for use in the United Kingdom.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 60 of Amendment No. 2 to the Registration Statement to clarify the cash and cash equivalents held in the United States and to clarify the ramifications of repatriating these funds to the United Kingdom.

Draft Legal Opinion

4.	We note assumptions (d), (e) and (f) on page 2. Please explain to us the purpose of those assumptions.

Response:	Assumptions (d), (e) and (f) are standard assumptions in a Bermuda law exhibit 5.1 opinion and address the following:

•	Assumption (d) – as representatives of Conyers Dill & Pearman Limited will not be present at the meetings of the board of directors of Markit Ltd. and nor will they be present when directors sign written resolutions, it is necessary to assume such procedural matters. Further, as Conyers Dill & Pearman Limited does not control the board of directors of Markit Ltd., it is necessary to assume that there have not been subsequent resolutions that rescind or amend the resolutions that form the basis for the opinion.

•	Assumption (e) - Conyers Dill & Pearman Limited is opining only on matters of Bermuda law, the jurisdiction of incorporation of Markit Ltd., and accordingly it is necessary to assume that the provisions of the laws of other jurisdictions do not have any implication on the opinions expressed.

•	Assumption (f) – as the exhibit 5.1 opinion will be issued before the pricing committee of Markit Ltd. approves the final terms of the offering of shares in Markit Ltd., it is necessary to assume that such approval will occur.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	April 17, 2014

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Mr. Lance Uggla, Chief Executive Officer,

Mr. Jeff Gooch, Chief Financial Officer, and

Mr. Adam Kansler, Chief Administrative Officer, Markit Ltd.